BANCOLOMBIA ANNOUNCES PUBLIC OFFER OF UP TO 64 MILLION PREFERRED SHARES WITHOUT VOTING RIGHTS

•	The shares will be offered in the Colombian market (the “local market”), exclusively to the present shareholders of Bancolombia S.A.

•	The unsubscribed balance of preferred shares will be offered exclusively outside of Colombia in the form of American Depositary Shares (ADS).

Pursuant to the approval of the Superintendency of Finance of Colombia, on January 6, 2012, Bancolombia (the “Bank”) will commence a public offering in the local market of up to 64 million preferred shares without voting rights, which will be initially offered exclusively to the Bank´s present shareholders.

The offer in the local market will have a subscription period of 15 business days, commencing on January 6, 2012 (the day of the public offering announcement) and expiring on January 27, 2012.

The price set by the Board of Directors is COP 26,000 per non-voting preferred share.

The non-voting preferred shares are registered in the “Registro Nacional de Valores y Emisores” (RNVE) and in the “Bolsa de Valores de Colombia” (BVC). Valores Bancolombia, Corredores Asociados, Correval, Interbolsa y Bolsa & Renta have been designated as joint-bookrunners.

After the end of the subscription period, the unsubscribed balance of preferred shares without voting rights will be offered exclusively outside of Colombia in the form of ADSs, level III, which are listed on the NYSE. UBS Investment Bank has been designated as global coordinator and UBS Investment Bank, BofA Merrill Lynch and J.P. Morgan have been designated as joint book-running managers.

The proceeds from the offering will be used for general corporate purposes of Bancolombia, including providing lending and financing to its clients, as well as to consolidate business growth and strengthen its capital structure in line with international standards.

The terms of the local offering, including the prospectus and additional relevant information in connection with the offering may be found at:

http://www.grupobancolombia.com/investorRelations/informacionEmpresarial/investorRelations/StockIssuance2012/StockIssuance2012.asp

This announcement shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.

Note:  In the English language press release issued by the Bank outside the United States on January 5, 2012, the global coordinator was incorrectly identified as a Global Agent.

Contacts
Sergio Restrepo	Jaime A. Velásquez	Alejandro Mejía	Carrera 48 No. 26-85
Capital Markets VP	Corporate Development VP (I)	IR Manager	Medellín. Colombia
Tel.: (574) 4041424	Tel.: (574) 4042199	Tel.: (574) 4041837	Latin America